UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35134

LEVEL 3 PARENT, LLC

(Exact name of registrant as specified in its charter)

1025 Eldorado Blvd.

Broomfield, Colorado 80021-8869

(720) 888-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.75% Senior Notes due 2022

11.875% Senior Notes due 2019

8.875% Senior Notes due 2019

12 7/8% Senior Discount Notes due 2010

11.50% Senior Notes due 2010

11 1/4% Senior Notes due 2010

11% Senior Notes due 2008

10 3/4% Senior Notes due 2008

10 1/2% Senior Discount Notes due 2008

9 1/8% Senior Notes due 2008

Guarantees of Level 3 Financing, Inc. 5.25% Senior Notes due 2026

Guarantees of Level 3 Financing, Inc. 5.375% Senior Notes due 2025

Guarantees of Level 3 Financing, Inc. 5.375% Senior Notes due 2024

Guarantees of Level 3 Financing, Inc. 5.625% Senior Notes due 2023

Guarantees of Level 3 Financing, Inc. 5.125% Senior Notes due 2023

Guarantees of Level 3 Financing, Inc. 5.375% Senior Notes due 2022

Guarantees of Level 3 Financing, Inc. 6.125% Senior Notes due 2021

Guarantees of Level 3 Financing, Inc. 8.625% Senior Notes due 2020

Guarantees of Level 3 Financing, Inc. 7% Senior Notes due 2020

Guarantees of Level 3 Financing, Inc. 9.375% Senior Notes due 2019

Guarantees of Level 3 Financing, Inc. 8.125% Senior Notes due 2019

Guarantees of Level 3 Financing, Inc. Floating Rate Senior Notes due 2018

Guarantees of Level 3 Financing, Inc. 10% Senior Notes due 2018

Guarantees of Level 3 Financing, Inc. 8.75% Senior Notes due 2017

Guarantees of Level 3 Financing, Inc. Floating Rate Senior Notes due 2015

Guarantees of Level 3 Financing, Inc. 9.25% Senior Notes due 2014

Guarantees of Level 3 Financing, Inc. 12.25% Senior Notes due 2013

Guarantees of Level 3 Financing, Inc. Floating Rate Senior Notes due 2011

Guarantees of Level 3 Financing, Inc. 10.750% Senior Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

None (for each class of securities listed above).

EXPLANATORY NOTE

The above-listed debt securities of Level 3 Parent, LLC, formerly named Level 3 Communications, Inc., and the guarantees of the debt securities of Level 3 Financing, Inc. by Level 3 Parent, LLC, Level 3 Communications, LLC and Broadwing Financial Services, Inc. (“Broadwing”), as applicable, were, in connection with their issuance, registered under the Securities Act of 1933, as amended. However, each of Level 3 Financing, Inc., Level 3 Communications, LLC and Broadwing have been and remain exempt from the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12h-5 promulgated thereunder.

Following the suspension of the obligation of Level 3 Parent, LLC to file reports pursuant to Section 15(d) of the Exchange Act pursuant to the filing of this Form 15, Level 3 Parent, LLC intends to continue filing reports with the Commission as a voluntary filer.

Pursuant to the requirements of the Exchange Act, Level 3 Parent, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2023	LEVEL 3 PARENT, LLC

	By:	/s/ Stacey W. Goff
	Name:	Stacey W. Goff
	Title:	Executive Vice President and General Counsel